Exhibit 99.1

Contact Information

Investor Relations

Tel: +86 (21) 6195 9561

Email: ir@hworld.com

https://ir.hworld.com

H World Group Limited Reports Third Quarter of 2022 Unaudited Financial Results

•	A total of 8,402 hotels or 797,489 hotel rooms in operation as of September 30, 2022.

•	Hotel turnover[1] increased 24.4% year-over-year to RMB15.2 billion in the third quarter of 2022. Excluding Steigenberger Hotels AG and its subsidiaries (“DH”, or “Legacy-DH”), hotel turnover increased 21.6% year-over-year in the third quarter of 2022.

•	Revenue increased 16.2% year-over-year to RMB4.1 billion (US$575 million)[2] in the third quarter of 2022, in line with the revenue guidance previously announced of a 13% to 17% increase compared to the third quarter of 2021. Revenue from the Legacy-Huazhu segment in the third quarter of 2022 increased 7.7% year-over-year, in line with revenue guidance previously announced of a 5% to 9% increase.

•	Net loss attributable to H World Group Limited was RMB717 million (US$101 million) in the third quarter of 2022, compared with RMB137 million in the third quarter of 2021 and RMB350 million in the previous quarter. Net loss attributable to H World Group Limited from the Legacy-Huazhu segment was RMB731 million in the third quarter of 2022, compared with net income attributable to H World Group Limited from the Legacy-Huazhu segment of RMB27 million in the third quarter of 2021 and net loss attributable to H World Group Limited from the Legacy-Huazhu segment of RMB298 million in the previous quarter.

•	EBITDA (non-GAAP) in the third quarter of 2022 was RMB149 million (US$21 million), compared with RMB294 million in the third quarter of 2021 and negative RMB213 million in the previous quarter. EBITDA from the Legacy-Huazhu segment, which is a segment measure, was RMB55 million in the third quarter of 2022, compared with RMB409 million in the third quarter of 2021 and negative RMB243 million in the previous quarter.

•	Adjusted EBITDA (non-GAAP), which excluded share-based compensation expenses and unrealized gains (losses) from fair value changes of equity securities, was RMB491 million (US$69 million) in the third quarter of 2022, compared with RMB385 million in the third quarter of 2021 and RMB53 million in the previous quarter. Adjusted EBITDA from the Legacy-Huazhu segment (non-GAAP) was RMB397 million in the third quarter of 2022, compared with RMB500 million in the third quarter of 2021 and RMB23 million in the previous quarter.

•	In the fourth quarter of 2022, H World expects revenue to increase 7% to 11% compared to the fourth quarter of 2021, or to decrease 1% to 5% if excluding DH.

[1]	Hotel turnover refers to total transaction value of room and non-room revenue from H World hotels (i.e., leased and operated, manachised and franchised hotels).
[2]	The conversion of Renminbi (“RMB”) into United States dollars (“US$”) is based on the exchange rate of US$1.00=RMB7.1135 on September 30, 2022 as set forth in H.10 statistical release of the U.S. Federal Reserve Board and available at http://www.federalreserve.gov/releases/h10/hist/dat00_ch.htm.

Shanghai, China, November 28, 2022 – H World Group Limited (NASDAQ: HTHT and HKEX: 1179) (“H World”, the “Company”, “we” or “our”), a key player in the global hotel industry, today announced its unaudited financial results in the third quarter ended September 30, 2022.

As of September 30, 2022, H World’s worldwide hotel network in operation totaled 8,402 hotels and 797,489 rooms, including 126 hotels from DH. During the third quarter of 2022, our Legacy-Huazhu business opened 429 hotels, including 4 leased (or leased-and-operated) hotels and 425 manachised (or franchised-and-managed) hotels and franchised hotels, and closed a total of 204 hotels, including 19 leased hotels and 185 manachised and franchised hotels. During the third quarter of 2022, the Legacy-DH business opened 1 manachised and franchised hotel. As of September 30, 2022, H World had a total of 2,313 unopened hotels in our pipeline, including 2,274 hotels from the Legacy-Huazhu business and 39 hotels from the Legacy-DH business.

Legacy-Huazhu Only – Third Quarter of 2022 Operational Highlights

As of September 30, 2022, Legacy-Huazhu had 8,276 hotels in operation, including 631 leased and owned hotels, and 7,645 manachised and franchised hotels. In addition, as of the same date, Legacy-Huazhu had 772,227 hotel rooms in operation, including 90,034 rooms under the lease and ownership model, and 682,193 rooms under the manachise and franchise models. Legacy-Huazhu also had 2,274 unopened hotels in its pipeline, including 17 leased and owned hotels, and 2,257 manachised and franchised hotels. The following discusses Legacy-Huazhu’s RevPAR, average daily room rate (“ADR”) and occupancy rate for its leased and owned hotels, as well as manachised and franchised hotels (excluding hotels under governmental requisition) for the periods indicated.

• The ADR was RMB254 in the third quarter of 2022, compared with RMB246 in the third quarter of 2021, RMB218 in the previous quarter, and RMB245 in the third quarter of 2019.

• The occupancy rate for all the Legacy-Huazhu hotels in operation was 76.0% in the third quarter of 2022, compared with 71.9% in the third quarter of 2021, 64.6% in the previous quarter, and 87.7% in the third quarter of 2019.

• Blended RevPAR was RMB193 in the third quarter of 2022, compared with RMB177 in the third quarter of 2021, RMB141 in the previous quarter, and RMB215 in the third quarter of 2019.

• For all the Legacy-Huazhu hotels which had been in operation for at least 18 months, the same-hotel RevPAR was RMB190 in the third quarter of 2022, representing a 3.9% increase from RMB183 in the third quarter of 2021, with a 0.2% decrease in ADR and an 3.0-percentage-point increase in occupancy rate; comparing the third quarter of 2022 with the pre-COVID third quarter of 2019, same-hotel RevPAR represented a 21.6% decrease from RMB230 in the third quarter of 2019, with a 6.9% decrease in ADR, and a 14.4-percentage-point decrease in occupancy rate.

Legacy-DH Only – Third Quarter of 2022 Operational Highlights

As of September 30, 2022, Legacy-DH had 126 hotels in operation, including 79 leased and owned hotels and 47 manachised and franchised hotels. In addition, as of the same date, Legacy-DH had 25,262 hotel rooms in operation, including 14,939 rooms under the lease and ownership model, and 10,323 rooms under the manachise and franchise models. Legacy-DH also had unopened 39 hotels in our pipeline, including 27 leased and owned hotels and 12 manachised and franchised hotels. The following discusses Legacy-DH’s RevPAR, ADR and occupancy rate for its leased as well as manachised and franchised hotels (excluding hotels temporarily closed) for the periods indicated.

• The ADR was EUR114 in the third quarter of 2022, compared with EUR99 in the third quarter of 2021 and EUR110 in the previous quarter.

• The occupancy rate for all Legacy-DH hotels in operation was 66.1% in the third quarter of 2022, compared with 48.6% in the third quarter of 2021 and 59.8% in the previous quarter.

• Blended RevPAR was EUR75 in the third quarter of 2022, compared with EUR48 in the third quarter of 2021 and EUR66 in the previous quarter.

Jin Hui, CEO of H World commented: “During the third quarter of 2022, our RevPAR recovered to 90% of the 2019 level, thanks to the pent-up leisure travel demand in the summer holiday during July and August 2022, as well as a gradual recovery of business travel in late September 2022. However, given more sporadic resurgences of COVID in various Chinese cities and provinces since early October, our October RevPAR recovery slowed down to only 74% of 2019 level. Although we have been seeing COVID prevention measures gradually easing across China since early November, we remain cautious on the business recovery path in the near-term as there are still some of newly confirmed recent cases in many cities and provinces in China. Therefore, our near-term focus will remain on cost control and prudent capex spending to ensure the Company’s operational and cash flow safety. More importantly, we are continuously optimizing our organizational structure and improving hotel and service quality to further strengthen our long-term core competencies, which is the critical foundation for us to achieve our long-term ‘Sustainable Quality Growth’ strategy.”

“In Europe, the DH business further improved in the third quarter with RevPAR recovering to 102% of the 2019 level, from 93% in the second quarter. The recovery was mainly driven by 17% ADR growth. This upward trend continued in October. However, against the background of surging inflation in Europe due to energy shortages, cash flow improvement program remains critical. Therefore, DH’s near-term focus will remain on efficiency improvements, renegotiation of further lease waivers, and personnel cost optimization.”

Third Quarter of 2022 Unaudited Financial Results

(RMB in millions)	Q3 2021	Q2 2022	Q3 2022
Revenue:
Leased and owned hotels	2,345	2,361	2,695
Manachised and franchised hotels	1,128	945	1,313
Others	50	76	85
Total revenue	3,523	3,382	4,093

Revenue in the third quarter of 2022 was RMB4.1 billion (US$575 million), representing a 16.2% year-over-year increase and a 21.0% sequential increase. Revenue from the Legacy-Huazhu segment in the third quarter of 2022 was RMB3.2 billion, representing a 7.7% year-over-year increase and a 28.4% sequential increase. The increase was mainly due to business recovery in China which was supported by pent-up leisure demand in the summer holiday during July and August 2022, as well as a gradual recovery of business travel in late September 2022. Revenue from the Legacy-DH segment in the third quarter of 2022 was RMB932 million, representing a 58.2% year-over-year increase and a 1.2% sequential increase. The increase was mainly due to the robust recovery of our European business since Europe’s opening-up starting from mid-February.

Revenue from leased and owned hotels in the third quarter of 2022 was RMB2.7 billion (US$379 million), representing a 14.9% year-over-year increase and a 14.1% sequential increase. Revenue from leased and owned hotels from the Legacy-Huazhu segment in the third quarter of 2022 was RMB1.8 billion, representing a 0.5% year-over-year increase. Revenue from leased and owned hotels from the Legacy-DH segment in the third quarter of 2022 was RMB902 million, representing a 60.8% year-over-year increase.

Revenue from manachised and franchised hotels in the third quarter of 2022 was RMB1.3 billion (US$185 million), representing a 16.4% year-over-year increase and a 38.9% sequential increase. Revenue from our Legacy-Huazhu segment from manachised and franchised hotels in the third quarter of 2022 was RMB1.3 billion, representing a 16.3% year-over-year increase. Revenue from manachised and franchised hotels from the Legacy-DH segment in the third quarter of 2022 was RMB22 million, representing a 22.2% year-over-year increase.

Other revenue represents revenue generated from businesses other than our hotel operations, which mainly includes revenue from the provision of IT products and services and Huazhu Mall™ and other revenue from the Legacy-DH segment business, totaling RMB85 million (US$11 million) in the third quarter of 2022, compared to RMB50 million in the third quarter of 2021 and RMB76 million in the previous quarter.

(RMB in millions)	Q3 2021	Q2 2022	Q3 2022
Operating costs and expenses:
Hotel operating costs	(2,885)	(2,972)	(3,045)
Other operating costs	(14)	(15)	(13)
Selling and marketing expenses	(189)	(142)	(181)
General and administrative expenses	(388)	(368)	(405)
Pre-opening expenses	(15)	(31)	(25)
Total operating costs and expenses	(3,491)	(3,528)	(3,669)

Hotel operating costs in the third quarter of 2022 were RMB3.0 billion (US$428 million), compared to RMB2.9 billion in the third quarter of 2021 and RMB3.0 billion in the previous quarter. The year-over-year increase was mainly due to continued hotel network expansion of Legacy-Huazhu, and business recovery of Legacy-DH. Hotel operating costs from the Legacy-Huazhu segment in the third quarter of 2022 were RMB2.3 billion, which represented 72.8% of the quarter’s revenue, compared to RMB2.3 billion or 76.9% of revenue in the third quarter in 2021 and RMB2.2 billion or 88.1% of revenue for the previous quarter. In the third quarter of 2022, Legacy-Huazhu continued to conduct our cost control measures and achieved rental reduction of RMB132 million.

Selling and marketing expenses in the third quarter of 2022 were RMB181 million (US$26 million), compared to RMB189 million in the third quarter of 2021 and RMB142 million in the previous quarter. Selling and marketing expenses from the Legacy-Huazhu segment in the third quarter of 2022 were RMB105 million, which represented 3.3% of the quarter’s revenue, compared to RMB129 million or 4.4% of revenue in the third quarter in 2021, and RMB65 million or 2.6% of revenue for the previous quarter.

General and administrative expenses in the third quarter of 2022 were RMB405 million (US$57 million), compared to RMB388 million in the third quarter of 2021 and RMB368 million in the previous quarter. General and administrative expenses from the Legacy-Huazhu segment in the third quarter of 2022 were RMB330 million, which represented 10.4% of the quarter’s revenue, compared to RMB306 million or 10.4% in the third quarter in 2021 and RMB267 million or 10.8% for the previous quarter. The increase was mainly due to the resumption of normal operations at our Shanghai headquarter.

Pre-opening expenses in the third quarter of 2022 were mostly related to the Legacy-Huazhu segment and totaled RMB25 million (US$3 million), compared to RMB15 million in the third quarter of 2021 and RMB31 million in the previous quarter.

Other operating income, net in the third quarter of 2022 was RMB76 million (US$11 million), compared to RMB40 million in the third quarter of 2021 and RMB154 million in the previous quarter.

Income from operations in the third quarter of 2022 was RMB500 million (US$70 million), compared to RMB72 million in the third quarter of 2021 and RMB8 million in the previous quarter. Income from operations from the Legacy-Huazhu segment in the third quarter of 2022 was RMB449 million, compared to income from operations from the Legacy-Huazhu segment of RMB239 million in the third quarter of 2021 and RMB21 million in the previous quarter. Income from operations from the Legacy-DH segment in the third quarter of 2022 was RMB51 million, compared to a loss from operations of RMB167 million in the third quarter of 2021 and a loss from operations of RMB13 million in the previous quarter.

Operating margin, defined as income from operations as a percentage of revenues, in the third quarter of 2022 was 12.2%, compared with 2.0% in the third quarter of 2021 and 0.2% for the previous quarter. Operating margin from the Legacy-Huazhu segment in the third quarter of 2022 was 14.2%, compared with 8.1% in the third quarter of 2021 and 0.9% in the previous quarter.

Other expense, net in the third quarter of 2022 was RMB14 million (US$2 million), compared to other income, net of RMB4 million in the third quarter of 2021 and other income, net of RMB29 million for the previous quarter.

Unrealized losses from fair value changes of equity securities in the third quarter of 2022 were RMB313 million (US$44 million), compared to unrealized losses from fair value changes of equity securities of RMB60 million in the third quarter of 2021, and unrealized losses from fair value changes of RMB240 million in the previous quarter. Unrealized gains (losses) from fair value changes of equity securities mainly represent the unrealized gains (losses) from our investment in equity securities with readily determinable fair values, such as AccorHotels.

Income tax expense in the third quarter of 2022 was RMB434 million (US$61 million), compared to income tax benefit of RMB13 million in the third quarter of 2021 and income tax benefit of RMB299 million in the previous quarter.

Net loss attributable to H World Group Limited in the third quarter of 2022 was RMB717 million (US$101 million), compared to RMB137 million in the third quarter of 2021 and RMB350 million in the previous quarter. Net loss attributable to H World Group Limited from the Legacy-Huazhu segment in the third quarter of 2022 was RMB731 million, compared to net income attributable to H World Group Limited from the Legacy-Huazhu segment of RMB27 million in the third quarter of 2021 and a net loss attributable to H World Group Limited from the Legacy-Huazhu segment of RMB298 million in the previous quarter.

Basic and diluted losses per share/American depositary share (ADS). In the third quarter of 2022, basic and diluted losses per share were RMB0.23 (US$0.03). Adjusted basic and diluted losses per share (non-GAAP), which excluded share-based compensation expenses and unrealized gains (losses) from fair value changes of equity securities, were RMB0.12 (US$0.02). Basic and diluted losses per ADS were RMB2.31 (US$0.32). Adjusted basic and diluted losses per ADS (non-GAAP), which excluded share-based compensation expenses and unrealized gains (losses) from fair value changes of equity securities, were RMB1.21 (US$0.17).

EBITDA (non-GAAP) in the third quarter of 2022 was RMB149 million (US$21 million), compared with RMB294 million in the third quarter of 2021 and negative RMB213 million in the previous quarter. EBITDA from the Legacy-Huazhu segment in the third quarter of 2022 was RMB55 million, compared with RMB409 million in the third quarter of 2021 and negative RMB243 million in the previous quarter. Adjusted EBITDA (non-GAAP), which excluded share-based compensation expenses and unrealized gains (losses) from fair value changes of equity securities, in the third quarter of 2022 was RMB491 million (US$69 million), compared with RMB385 million in the third quarter of 2021 and RMB53 million in the previous quarter. The adjusted EBITDA from the Legacy-Huazhu segment (non-GAAP) in the third quarter of 2022 was RMB397 million, compared with RMB500 million in the third quarter of 2021 and RMB23 million in the previous quarter.

Cash flow. Operating cash inflow in the third quarter of 2022 was RMB452 million (US$64 million). Investing cash outflow in the third quarter of 2022 was RMB525 million (US$74 million). Financing cash inflow in the third quarter of 2022 was RMB461 million (US$65 million).

Cash and cash equivalents and Restricted cash. As of September 30, 2022, the Company had a total balance of cash and cash equivalents of RMB5.2 billion (US$728 million) and restricted cash of RMB40 million (US$6 million).

Debt financing. As of September 30, 2022, the Company had a total debt balance of RMB11.2 billion (US$1.6 billion) and the unutilized credit facility available to the Company was RMB2.9 billion. Recently, we have successfully redeemed our convertible note with a total amount of US$475 million.

COVID update

For our Legacy-Huazhu business, our RevPAR in Q3 2022 recovered to 90% of the 2019 level, thanks to the pent-up leisure travel demand in the summer holiday during July and August 2022, as well as a gradual recovery of business travel in late September 2022. Breaking down into each month, our RevPAR in July, August and September 2022 recovered to 90%, 89% and 90% of the 2019 levels, respectively. However, we remain cautious on the recovery path in Q4 2022 as we are seeing more recent sporadic resurgences of COVID in various provinces and cities across China.

Steigenberger Hotels AG and its subsidiaries have experienced continuing RevPAR recovery in Q3 2022. After recovering to 93% of 2019 levels in Q2 2022, blended RevPAR increased to 102% of 2019 levels in Q3 2022. Blended RevPAR recovery was driven by a 17% increase in ADR, while occupancy remained 10 percentage points behind 2019 levels. Energy crisis and inflation in Europe is expected to continue, further ADR increases will be therefore required. At same time, focus of DH will continue to be on efficiency improvements, negotiation of lease contract adjustment, and cost optimization.

Guidance

Since March 2022, the highly infectious Omicron variant has been spreading rapidly in China which has seriously affected our near-term business performance. In addition, the current COVID prevention policy has rendered business performance more unpredictable for the foreseeable future. Nevertheless, we will continue to provide quarterly guidance based on our best understanding of the most recent situation.

In the fourth quarter of 2022, H World expects revenue to increase 7% to 11% compared to the fourth quarter of 2021, or to decrease 1% to 5% if excluding DH.

The above forecast reflects the Company’s current and preliminary view, which is subject to change.

Conference Call

H World’s management will host a conference call at 8 p.m. (U.S. Eastern time) on Monday, November 28, 2022 (or 9 a.m. (Hong Kong time) on Tuesday, November 29, 2022) following the announcement.

To join by phone, all participants must pre-register this conference call using the Participant Registration link of https://register.vevent.com/register/BI0ae7c3a955d34ca680b2c55589a22668. Upon registration, each participant will receive details for the conference call, including dial-in numbers, conference call passcode and a unique access PIN.

A live webcast of the call can be accessed at https://edge.media-server.com/mmc/p/226f8gsn or the Company’s website at https://ir.hworld.com/news-and-events/events-calendar.

A replay of the conference call will be available for twelve months from the date of the conference at the Company’s website, https://ir.hworld.com/news-and-events/events-calendar.

Use of Non-GAAP Financial Measures

To supplement the Company’s unaudited consolidated financial results presented in accordance with U.S. Generally-Accepted Accounting Principles (“GAAP”), the Company uses the following non-GAAP measures defined as non-GAAP financial measures by the U.S. Securities and Exchange Commission (“SEC”): adjusted net income (loss) attributable to H World Group Limited excluding share-based compensation expenses and unrealized gains (losses) from fair value changes of equity securities; adjusted basic and diluted earnings (losses) per share/ADS excluding share-based compensation expenses and unrealized gains (losses) from fair value changes of equity securities; EBITDA; adjusted EBITDA; adjusted EBITDA from the Legacy-Huazhu segment; and adjusted EBITDA from the Legacy-DH segment excluding share-based compensation expenses and unrealized gains (losses) from fair value changes of equity securities. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Unaudited Reconciliations of GAAP and non-GAAP Results” set forth at the end of this release. The Company believes that these non-GAAP financial measures provide meaningful supplemental information regarding Company performance by excluding share-based compensation expenses and unrealized gains (losses) from fair value changes of equity securities that may not be indicative of Company operating performance. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing Company performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to the Company’s historical performance. The Company believes these non-GAAP financial measures are also useful to investors in allowing for greater transparency with respect to supplemental information used regularly by Company management in financial and operational decision-making. A limitation of using non-GAAP financial measures excluding share-based compensation expenses and unrealized gains (losses) from fair value changes of equity securities is that share-based compensation expenses and unrealized gains (losses) from fair value changes of equity securities have been and will continue to be significant and recurring in the Company’s business. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

The Company believes that EBITDA is a useful financial metric to assess the operating and financial performance before the impact of investing and financing transactions and income taxes, given the significant investments that the Company has made in leasehold improvements, depreciation and amortization expense that comprise a significant portion of the Company’s cost structure. In addition, the Company believes that EBITDA is widely used by other companies in the lodging industry and may be used by investors as a measure of financial performance. The Company believes that EBITDA information provides investors with a useful tool for comparability between periods because it excludes depreciation and amortization expense attributable to capital expenditures. The Company also uses adjusted EBITDA, which is defined as EBITDA before share-based compensation expenses and unrealized gains (losses) from fair value changes of equity securities, to assess operating results of its hotels in operation. The Company believes that the exclusion of share-based compensation expenses and unrealized gains (losses) from fair value changes of equity securities helps facilitate year-over-year comparisons of the results of operations as the share-based compensation expenses and unrealized gains (losses) from fair value changes of equity securities may not be indicative of Company operating performance.

The Company believes that unrealized gains and losses from changes in fair value of equity securities are generally meaningless in understanding the Company’s reported results or evaluating the economic performance of its businesses. These gains and losses have caused and will continue to cause significant volatility in reported periodic earnings.

Therefore, the Company believes adjusted EBITDA more closely reflects the performance capability of our hotels. The presentation of EBITDA and adjusted EBITDA should not be construed as an indication that the Company’s future results will be unaffected by other charges and gains considered to be outside the ordinary course of business.

The use of EBITDA and adjusted EBITDA has certain limitations. Depreciation and amortization expense for various long-term assets (including land use rights), income tax, interest expense and interest income have been and will be incurred and are not reflected in the presentation of EBITDA. Share-based compensation expenses and unrealized gains (losses) from fair value changes of equity securities have been and will be incurred and are not reflected in the presentation of adjusted EBITDA. Each of these items should also be considered in the overall evaluation of the results. The Company compensates for these limitations by providing the relevant disclosure of depreciation and amortization, interest income, interest expense, income tax expense, share-based compensation expenses, and unrealized gains (losses) from fair value changes of equity securities and other relevant items both in the reconciliations to the U.S. GAAP financial measures and in the consolidated financial statements, all of which should be considered when evaluating the performance of the Company.

The terms EBITDA and adjusted EBITDA are not defined under U.S. GAAP, and neither EBITDA nor adjusted EBITDA is a measure of net income, operating income, operating performance or liquidity presented in accordance with U.S. GAAP. When assessing the operating and financial performance, investors should not consider these data in isolation or as a substitute for the Company’s net income, operating income or any other operating performance measure that is calculated in accordance with U.S. GAAP. In addition, the Company’s EBITDA or adjusted EBITDA may not be comparable to EBITDA or adjusted EBITDA or similarly titled measures utilized by other companies since such other companies may not calculate EBITDA or adjusted EBITDA in the same manner as the Company does.

Reconciliations of the Company’s non-GAAP financial measures, including EBITDA and adjusted EBITDA, to the consolidated statement of operations information are included at the end of this press release.

About H World Group Limited

Originated in China, H World Group Limited is a key player in the global hotel industry. As of September 30, 2022, H World operated 8,402 hotels with 797,489 rooms in operation in 17 countries. H World’s brands include Hi Inn, Elan Hotel, HanTing Hotel, JI Hotel, Starway Hotel, Orange Hotel, Crystal Orange Hotel, Manxin Hotel, Madison Hotel, Joya Hotel, Blossom House, Ni Hao Hotel, CitiGO Hotel, Steigenberger Hotels & Resorts, MAXX, Jaz in the City, IntercityHotel, Zleep Hotels, Steigenberger Icon and Song Hotels. In addition, H World also has the rights as master franchisee for Mercure, Ibis and Ibis Styles, and co-development rights for Grand Mercure and Novotel, in the pan-China region.

H World’s business includes leased and owned, manachised and franchised models. Under the lease and ownership model, H World directly operates hotels typically located on leased or owned properties. Under the manachise model, H World manages manachised hotels through the on-site hotel managers that H World appoints, and H World collects fees from franchisees. Under the franchise model, H World provides training, reservations and support services to the franchised hotels, and collects fees from franchisees but does not appoint on-site hotel managers. H World applies a consistent standard and platform across all of its hotels. As of September 30, 2022, H World operates 13 percent of its hotel rooms under lease and ownership model, and 87 percent under manachise and franchise models.

For more information, please visit H World’s website: https://ir.hworld.com.

Safe Harbor Statement Under the U.S. Private Securities Litigation Reform Act of 1995: The information in this release contains forward-looking statements which involve risks and uncertainties. Such factors and risks include our anticipated growth strategies; our future results of operations and financial condition; economic conditions; the regulatory environment; our ability to attract and retain customers and leverage our brands; trends and competition in the lodging industry; the expected growth of demand for lodging; and other factors and risks detailed in our filings with the U.S. Securities and Exchange Commission. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements, which may be identified by terminology such as “may,” “should,” “will,” “expect,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “forecast,” “project” or “continue,” the negative of such terms or other comparable terminology. Readers should not rely on forward-looking statements as predictions of future events or results.

H World undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by applicable law.

—Financial Tables and Operational Data Follow—

H World Group Limited

Unaudited Condensed Consolidated Balance Sheets

	December 31, 2021	September 30, 2022
	RMB	RMB	US$[3]
		(in millions)
ASSETS
Current assets:
Cash and cash equivalents	5,116	5,177	728
Restricted cash	25	40	6
Short-term investments	2,589	1,915	269
Accounts receivable, net	521	1,231	173
Loan receivables, net	218	161	23
Amounts due from related parties	149	177	25
Inventories	88	83	12
Other current assets, net	847	779	109
Total current assets	9,553	9,563	1,345

Property and equipment, net	7,056	6,804	957
Intangible assets, net	5,385	5,240	737
Operating lease right-of-use assets	29,942	28,610	4,022
Finance lease right-of-use assets	2,235	2,372	333
Land use rights, net	206	201	28
Long-term investments	1,965	1,865	262
Goodwill	5,132	5,069	713
Amounts due from related parties, non-current	1	6	1
Loan receivables, net	98	115	16
Other assets, net	834	696	98
Deferred tax assets	862	846	119
Total assets	63,269	61,387	8,631

LIABILITIES AND EQUITY
Current liabilities:
Short-term debt	6,232	5,144	723
Accounts payable	968	810	114
Amounts due to related parties	197	85	12
Salary and welfare payables	591	459	64
Deferred revenue	1,366	1,280	180
Operating lease liabilities, current	3,628	3,732	525
Finance lease liabilities, current	41	45	6
Accrued expenses and other current liabilities	1,838	2,054	289
Income tax payable	418	126	18
Total current liabilities	15,279	13,735	1,931

Long-term debt	3,565	6,091	856
Operating lease liabilities, non-current	28,012	27,216	3,826
Finance lease liabilities, non-current	2,684	2,857	402
Deferred revenue	785	822	116
Other long-term liabilities	903	967	136
Deferred tax liabilities	853	798	112
Retirement benefit obligations	144	138	19
Total liabilities	52,225	52,624	7,398

Equity:
Ordinary shares	0	0	0
Treasury shares	(107)	(441)	(62)
Additional paid-in capital	9,964	10,127	1,424
Retained earnings	1,037	(1,076)	(151)
Accumulated other comprehensive income	41	70	10
Total H World Group Limited shareholders' equity	10,935	8,680	1,221
Noncontrolling interest	109	83	12
Total equity	11,044	8,763	1,233
Total liabilities and equity	63,269	61,387	8,631

3 The conversion of Renminbi (“RMB”) into United States dollars (“US$”) is based on the exchange rate of US$1.00=RMB7.1135 on September 30, 2022 as set forth in H.10 statistical release of the U.S. Federal Reserve Board and available at http://www.federalreserve.gov/releases/h10/hist/dat00_ch.htm.

H World Group Limited

Unaudited Condensed Consolidated Statements of Comprehensive Income

	Quarter Ended
	September 30, 2021	June 30, 2022	September 30, 2022
	RMB	RMB	RMB	US$
	(in millions, except share, per share and per ADS data)
Revenues:
Leased and owned hotels	2,345	2,361	2,695	379
Manachised and franchised hotels	1,128	945	1,313	185
Others	50	76	85	11
Total revenues	3,523	3,382	4,093	575

Operating costs and expenses:
Hotel operating costs:
Rents	(1,009)	(1,012)	(935)	(131)
Utilities	(137)	(123)	(163)	(23)
Personnel costs	(793)	(899)	(964)	(136)
Depreciation and amortization	(356)	(355)	(351)	(49)
Consumables, food and beverage	(264)	(245)	(286)	(40)
Others	(326)	(338)	(346)	(49)
Total hotel operating costs	(2,885)	(2,972)	(3,045)	(428)
Other operating costs	(14)	(15)	(13)	(2)
Selling and marketing expenses	(189)	(142)	(181)	(26)
General and administrative expenses	(388)	(368)	(405)	(57)
Pre-opening expenses	(15)	(31)	(25)	(3)
Total operating costs and expenses	(3,491)	(3,528)	(3,669)	(516)
Other operating income (expense), net	40	154	76	11
Income (losses) from operations	72	8	500	70
Interest income	25	19	23	3
Interest expense	(101)	(90)	(93)	(13)
Other (expense) income, net	4	29	(14)	(2)
Unrealized gains (losses) from fair value changes of equity securities	(60)	(240)	(313)	(44)
Foreign exchange gain (loss)	(92)	(402)	(359)	(50)
Income (loss) before income taxes	(152)	(676)	(256)	(36)
Income tax (expense) benefit	13	299	(434)	(61)
Income (loss) from equity method investments	3	14	(20)	(3)
Net income (loss)	(136)	(363)	(710)	(100)
Net (income) loss attributable to noncontrolling interest	(1)	13	(7)	(1)
Net income (loss) attributable to H World Group Limited	(137)	(350)	(717)	(101)

Other comprehensive income
Gain arising from defined benefit plan, net of tax	1	(0)	-	-
Foreign currency translation adjustments, net of tax	(28)	26	7	1
Comprehensive income (loss)	(163)	(337)	(703)	(99)
Comprehensive (income) loss attributable to noncontrolling interest	(1)	13	(7)	(1)
Comprehensive income (loss) attributable to H World Group Limited	(164)	(324)	(710)	(100)

Earnings (losses) per share:
Basic	(0.04)	(0.11)	(0.23)	(0.03)
Diluted	(0.04)	(0.11)	(0.23)	(0.03)

Earnings (losses) per ADS:
Basic	(0.44)	(1.13)	(2.31)	(0.32)
Diluted	(0.44)	(1.13)	(2.31)	(0.32)

Weighted average number of shares used in computation:
Basic	3,115,104,798	3,108,693,946	3,107,798,883	3,107,798,883
Diluted	3,115,104,798	3,108,693,946	3,107,798,883	3,107,798,883

H World Group Limited

Unaudited Condensed Consolidated Statements of Cash Flows

	Quarter Ended
	September 30, 2021	June 30, 2022	September 30, 2022
	RMB	RMB	RMB	US$
	(in millions)
Operating activities:
Net income (loss)	(136)	(363)	(710)	(100)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Share-based compensation	31	26	29	4
Depreciation and amortization, and other	383	374	370	52
Impairment loss	51	91	10	1
Loss from equity method investments, net of dividends	1	(14)	22	3
Investment (income) loss	135	531	550	78
Changes in operating assets and liabilities	(305)	(135)	182	26
Other	32	479	(1)	(0)
Net cash provided by (used in) operating activities	192	989	452	64

Investing activities:
Capital expenditures	(346)	(143)	(256)	(36)
Acquisitions, net of cash received	(395)	(3)	0	0
Purchase of investments	(303)	(0)	(300)	(42)
Proceeds from maturity/sale of investments	-	186	6	1
Loan advances	(32)	(49)	(29)	(4)
Loan collections	41	65	52	7
Other	4	0	2	0
Net cash provided by (used in) investing activities	(1,031)	56	(525)	(74)

Financing activities:
Payment of share repurchase	-	(143)	-	-
Proceeds from debt	491	283	3,721	523
Payment of debt	(497)	(313)	(3,336)	(469)
Dividend paid	-	(416)	-	-
Other	(11)	(12)	76	11
Net cash provided by (used in) financing activities	(17)	(601)	461	65

Effect of exchange rate changes on cash, cash equivalents and restricted cash	9	87	149	21
Net increase (decrease) in cash, cash equivalents and restricted cash	(847)	531	537	76
Cash, cash equivalents and restricted cash at the beginning of the period	6,258	4,149	4,680	658
Cash, cash equivalents and restricted cash at the end of the period	5,411	4,680	5,217	734

H World Group Limited

Unaudited Reconciliation of GAAP and Non-GAAP Results

	Quarter Ended
	September 30, 2021	June 30, 2022	September 30, 2022
	RMB	RMB	RMB	US$
	(in millions, except shares, per share and per ADS data)
Net income (loss) attributable to H World Group Limited (GAAP)	(137)	(350)	(717)	(101)
Share-based compensation expenses	31	26	29	4
Unrealized (gains) losses from fair value changes of equity securities	60	240	313	44
Adjusted net income (loss) attributable to H World Group Limited (non-GAAP)	(46)	(84)	(375)	(53)

Adjusted earnings (losses) per share (non-GAAP)
Basic	(0.01)	(0.03)	(0.12)	(0.02)
Diluted	(0.01)	(0.03)	(0.12)	(0.02)

Adjusted earnings (losses) per ADS (non-GAAP)
Basic	(0.15)	(0.27)	(1.21)	(0.17)
Diluted	(0.15)	(0.27)	(1.21)	(0.17)

Weighted average number of shares used in computation (Non-GAAP)
Basic	3,115,104,798	3,108,693,946	3,107,798,883	3,107,798,883
Diluted	3,115,104,798	3,108,693,946	3,107,798,883	3,107,798,883

	Quarter Ended
	September 30, 2021	June 30, 2022	September 30, 2022
	RMB	RMB	RMB	US$
	(in millions, except per share and per ADS data)
Net income (loss) attributable to H World Group Limited (GAAP)	(137)	(350)	(717)	(101)
Interest income	(25)	(19)	(23)	(3)
Interest expense	101	90	93	13
Income tax expense (benefit)	(13)	(299)	434	61
Depreciation and amortization	368	365	362	51
EBITDA (non-GAAP)	294	(213)	149	21
Share-based compensation expense	31	26	29	4
Unrealized (gains) losses from fair value changes of equity securities	60	240	313	44
Adjusted EBITDA (non-GAAP)	385	53	491	69

H World Group Limited

Segment Financial Summary(1)

	Quarter Ended September 30, 2021			Quarter Ended June 30, 2022			Quarter Ended September 30, 2022
	Legacy- Huazhu	Legacy- DH	Total	Legacy- Huazhu	Legacy- DH	Total	Legacy- Huazhu	Legacy- DH	Total
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	US
	(in millions)			(in millions)			(in millions)
Leased and owned hotels	1,784	561	2,345	1,475	886	2,361	1,793	902	2,695	379
Manachised and franchised hotels	1,110	18	1,128	929	16	945	1,291	22	1,313	185
Others	40	10	50	57	19	76	77	8	85	11
Revenue	2,934	589	3,523	2,461	921	3,382	3,161	932	4,093	575

Hotel operating costs	(2,255)	(630)	(2,885)	(2,168)	(804)	(2,972)	(2,301)	(744)	(3,045)	(428)
Selling and marketing expenses	(129)	(60)	(189)	(65)	(77)	(142)	(105)	(76)	(181)	(26)
General and administrative expenses	(306)	(82)	(388)	(267)	(101)	(368)	(330)	(75)	(405)	(57)
Pre-opening expenses	(15)	-	(15)	(31)	-	(31)	(25)	-	(25)	(3)

Income (losses) from operations	239	(167)	72	21	(13)	8	449	51	500	70

Net income (loss) attributable to H World Group Limited	27	(164)	(137)	(298)	(52)	(350)	(731)	14	(717)	(101)

Interest income	(25)	(0)	(25)	(19)	(0)	(19)	(23)	(0)	(23)	(3)
Interest expense	72	29	101	57	33	90	60	33	93	13
Income tax expense	29	(42)	(13)	(287)	(12)	(299)	446	(12)	434	61
Depreciation and amortization	306	62	368	304	61	365	303	59	362	51
EBITDA (non-GAAP)	409	(115)	294	(243)	30	(213)	55	94	149	21
Share-based Compensation	31	-	31	26	-	26	29	-	29	4
Unrealized (gains) losses from fair value changes of equity securities	60	-	60	240	-	240	313	-	313	44
Adjusted EBITDA (non-GAAP)	500	(115)	385	23	30	53	397	94	491	69

(1) The Company presents segment information after elimination of intercompany transactions.

Operating Results: Legacy-Huazhu(1)

	Number of hotels				Number of rooms
	Opened in Q3 2022	Closed (2) in Q3 2022	Net added in Q3 2022	As of September 30, 2022 (3)	As of September 30, 2022
Leased and owned hotels	4	(19)	(15)	631	90,034
Manachised and franchised hotels	425	(185)	240	7,645	682,193
Total	429	(204)	225	8,276	772,227

(1)          Legacy-Huazhu refers to H World and its subsidiaries, excluding DH.

(2)         The reasons for hotel closures mainly included non-compliance with our brand standards, operating losses, and property-related issues. In Q3 2022, we temporarily closed 14 hotels for brand upgrade and business model change purposes.

(3)         As of September 30, 2022, 558 hotels were requisitioned by governmental authorities.

	As of September 30, 2022
	Number of hotels	Unopened hotels in pipeline
Economy hotels	4,898	950
Leased and owned hotels	363	1
Manachised and franchised hotels	4,535	949
Midscale and upscale hotels	3,378	1,324
Leased and owned hotels	268	16
Manachised and franchised hotels	3,110	1,308
Total	8,276	2,274

Operational hotels excluding hotels under requisition(4)

	For the quarter ended
	September 30,	June 30,	September 30,	yoy
	2021	2022	2022	change
Average daily room rate (in RMB)
Leased and owned hotels	296	243	294	-0.6%
Manachised and franchised hotels	238	215	248	4.3%
Blended	246	218	254	3.1%
Occupancy Rate (as a percentage)
Leased and owned hotels	69.7%	62.9%	73.1%	+3.4 p.p.
Manachised and franchised hotels	72.2%	64.9%	76.4%	+4.2 p.p.
Blended	71.9%	64.6%	76.0%	+4.2 p.p.
RevPAR (in RMB)
Leased and owned hotels	206	153	215	4.2%
Manachised and franchised hotels	172	139	190	10.4%
Blended	177	141	193	9.1%

	For the quarter ended
	September 30,	September 30,	yoy
	2019	2022	change
Average daily room rate (in RMB)
Leased and owned hotels	288	294	2.1%
Manachised and franchised hotels	235	248	5.5%
Blended	245	254	3.4%
Occupancy Rate (as a percentage)
Leased and owned hotels	90.0%	73.1%	-16.9 p.p.
Manachised and franchised hotels	87.2%	76.4%	-10.8 p.p.
Blended	87.7%	76.0%	-11.7 p.p.
RevPAR (in RMB)
Leased and owned hotels	259	215	-17.1%
Manachised and franchised hotels	205	190	-7.5%
Blended	215	193	-10.3%

(4)         If including hotels under requisition, RevPAR in Q3 2022 would have been 90% of the 2019 level.

Same-hotel operational data by class

Mature hotels in operation for more than 18 months (excluding hotels under requisition)

	Number of hotels		Same-hotel RevPAR			Same-hotel ADR			Same-hotel Occupancy
			For the quarter			For the quarter			For the quarter
	As of September 30,		ended September 30,		yoy change	ended September 30,		yoy change	ended September 30,		yoy change
	2021	2022	2021	2022		2021	2022		2021	2022	(p.p.)
Economy hotels	3,366	3,366	146	148	1.4%	189	188	-0.7%	77.0%	78.6%	+1.6
Leased and owned hotels	363	363	158	164	3.7%	215	211	-1.8%	73.5%	77.6%	+4.1
Manachised and franchised hotels	3,003	3,003	143	145	1.0%	185	184	-0.5%	77.6%	78.7%	+1.1
Midscale and upscale hotels	2,122	2,122	228	242	6.2%	324	322	-0.5%	70.3%	75.0%	+4.7
Leased and owned hotels	233	233	261	273	4.6%	398	389	-2.4%	65.5%	70.3%	+4.7
Manachised and franchised hotels	1,889	1,889	221	236	6.6%	311	311	0.0%	71.2%	75.8%	+4.7
Total	5,488	5,488	183	190	3.9%	248	248	-0.2%	73.9%	76.9%	+3.0

	Number of hotels		Same-hotel RevPAR			Same-hotel ADR			Same-hotel Occupancy
			For the quarter			For the quarter			For the quarter
	As of September 30,		ended September 30,		yoy change	ended September 30,		yoy change	ended September 30,		yoy change
	2019	2022	2019	2022		2019	2022		2019	2022	(p.p.)
Economy hotels	2,057	2,057	189	147	-22.5%	203	187	-7.5%	93.5%	78.4%	-15.2
Leased and owned hotels	346	346	211	161	-23.5%	226	208	-7.9%	93.4%	77.5%	-15.9
Manachised and franchised hotels	1,711	1,711	184	143	-22.1%	196	182	-7.3%	93.5%	78.6%	-14.9
Midscale and upscale hotels	994	994	295	234	-20.7%	341	319	-6.3%	86.7%	73.4%	-13.2
Leased and owned hotels	181	181	354	251	-29.2%	405	362	-10.5%	87.5%	69.2%	-18.2
Manachised and franchised hotels	813	813	277	229	-17.3%	321	307	-4.3%	86.4%	74.7%	-11.7
Total	3,051	3,051	230	180	-21.6%	254	236	-6.9%	90.9%	76.5%	-14.4

Operating Results: Legacy-DH(5)

	Number of hotels				Number of rooms	Unopened hotels in pipeline
	Opened in Q3 2022	Closed in Q3 2022	Net added in Q3 2022	As of September 30, 2022(6)	As of September 30, 2022	As of September 30, 2022
Leased hotels	-	-	-	79	14,939	27
Manachised and franchised hotels	1	-	1	47	10,323	12
Total	1	-	1	126	25,262	39

(5)	Legacy-DH refers to DH.

(6)	As of September 30, 2022, a total of 4 hotels were temporarily closed. 1 hotel was closed for renovation and 1 hotel was closed due to flood damage. Additionally, 1 hotel was temporarily closed due to extensive hotel refurbishment, and 1 hotel was temporarily closed due to seasonal break .

	For the quarter ended
	September 30,	June 30,	September 30,	yoy
	2021	2022	2022	change
Average daily room rate (in EUR)
Leased hotels	94.3	112.6	112.9	19.7%
Manachised and franchised hotels	104.5	106.7	115.6	10.6%
Blended	98.6	110.4	113.9	15.5%
Occupancy rate (as a percentage)
Leased hotels	48.0%	61.2%	67.4%	+19.5 p.p.
Managed and franchised hotels	49.4%	57.9%	64.1%	+14.7 p.p.
Blended	48.6%	59.8%	66.1%	+17.5 p.p.
RevPAR (in EUR)
Leased hotels	45.3	68.9	76.1	68.2%
Managed and franchised hotels	51.6	61.8	74.1	43.5%
Blended	47.9	66.0	75.3	57.2%

Hotel Portfolio by Brand

	As of September 30, 2022
	Hotels	Rooms	Unopened hotels
	in operation		in pipeline
Economy hotels	4,913	386,911	964
HanTing Hotel	3,207	285,313	603
Hi Inn	460	24,128	127
Ni Hao Hotel	140	10,074	192
Elan Hotel	868	42,810	-
Ibis Hotel	223	22,876	28
Zleep Hotels	15	1,710	14
Midscale hotels	2,816	308,164	1,001
Ibis Styles Hotel	85	8,864	18
Starway Hotel	565	46,492	212
JI Hotel	1,629	192,872	534
Orange Hotel	505	54,822	229
CitiGO Hotel	32	5,114	8
Upper midscale hotels	525	75,500	263
Crystal Orange Hotel	161	21,314	53
Manxin Hotel	111	10,443	52
Madison Hotel	50	7,276	62
Mercure Hotel	133	22,250	54
Novotel Hotel	17	4,424	18
IntercityHotel(7)	53	9,793	24
Upscale hotels	124	21,223	76
Jaz in the City	3	587	1
Joya Hotel	8	1,368	1
Blossom House	43	2,055	52
Grand Mercure Hotel	8	1,897	5
Steigenberger Hotels & Resorts(8)	53	13,754	10
MAXX (9)	9	1,562	7
Luxury hotels	15	2,326	4
Steigenberger Icon(10)	9	1,847	1
Song Hotels	6	479	3
Others	9	3,365	5
Other hotels(11)	9	3,365	5
Total	8,402	797,489	2,313

(7)	As of September 30, 2022, 3 operational hotels and 10 pipeline hotels of IntercityHotel were in China.

(8)	As of September 30, 2022, 11 operational hotels and 3 pipeline hotels of Steigenberger Hotels & Resorts were in China.

(9)	As of September 30, 2022, 3 operational hotels and 7 pipeline hotels of MAXX were in China.

(10)	As of September 30, 2022, 3 operational hotels of Steigenberger Icon were in China.

(11)	Other hotels include other partner hotels and other hotel brands in Yongle Huazhu Hotel & Resort Group (excluding Steigenberger Hotels & Resorts and Blossom House).

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